Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606

February 17, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fiduciary/Claymore Dynamic Equity Fund (File No. 811-21687) Preliminary Proxy Statement

Ladies and Gentlemen:

Fiduciary/Claymore Dynamic Equity Fund (the “Fund”) hereby files via EDGAR a Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) in connection with a special meeting of shareholders of the Fund.  The Proxy Statement is filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, and the General Rules and Regulations of the Securities and Exchange Commission promulgated thereunder.

Should the staff have any questions regarding the foregoing, please do not hesitate to call me at (312) 407-0570 or Kevin Hardy at (312) 407-0641.

Very truly yours,

/s/ Thomas A. Hale

Thomas A. Hale